Thomas E. Flynn, C.A. Executive Vice-President & Chief Financial Officer	BMO Financial Group First Canadian Place 100 King Street West – 24th FL Toronto, ON M5X 1A1 Tel: 416-867-4689 Fax: 416-867-2846 tom.flynn@bmo.com

August 15, 2013

VIA EDGAR

Lindsay McCord

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, NE

Washington, DC 20549

Re:	Bank of Montreal

File No. 001-13354

Dear Ms. McCord:

I am writing to document our request for an extension of the deadline to respond to the August 14, 2013 letter of Stephanie J. Ciboroski to Thomas E. Flynn.

I confirm that you have agreed to extend the deadline to respond until Friday, September 13, 2013. I appreciate your consideration of our request.

Yours very truly,

/s/ Thomas E. Flynn

Thomas E. Flynn

Chief Financial Officer